Exhibit 14
Electro Rent Corporation
Code of Business Conduct and Ethics
As you know, in the wake of several large corporate scandals and bankruptcies, the SEC and other governing bodies have implemented additional regulations for publicly reporting companies. We have always prided ourselves on maintaining high ethical standards and we have always had certain policies essential to maintaining our high standards. We believe that our employees are aware of our commitment to ethics, and that they have worked and will work hard to meet it. However, to formalize our commitment to certain critical policies cited by the SEC, our Board of Directors has adopted this Code of Business Conduct and Ethics. This Code of Business Conduct and Ethics does not summarize all our policies. You must also comply with all of our other policies set out in our Employee Handbook and elsewhere.
Please read this statement carefully and then sign it where indicated if you understand and agree to it.
1.	Complying With Laws. Each of our employees should strive to respect and comply with all applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which we conduct business. We recognize that laws can be unclear, and may sometimes even conflict, and that no one person can know them all. If you are ever unsure about the legal course of action, please immediately request assistance from our Chief Financial Officer. However, no one at Electro Rent is authorized to instruct you to take any illegal activities under any circumstances.

The laws with which you must comply include “insider trading laws’ relating to transactions in our stock. Some of your specific responsibilities are set out in our Insider Trading Policy. Generally, you are not permitted to buy, sell or otherwise trade in our securities without specific permission from our Chief Financial Officer, and then only during specified periods. Please carefully read our Insider Trading Policy in full and contact our Chief Financial Officer if you have questions about it.

2.	Confidentiality. You must maintain the confidentiality of all sensitive information entrusted to you, including all non-public information whose disclosure might be of use to our competitors, or harmful to us or our customers. Some of your specific responsibilities are set out in our Confidentiality and Non-Solicitation Policy. Please carefully read our Agreement Regarding Confidential Information and Trade Secrets; and our Solicitation Policy; and our Corporate Communications Policy in full and contact our Chief Financial Officer if you have questions about it.

3.	Foreign Corrupt Practices. Under the U.S. Foreign Corrupt Practices Act and our policies, you are strictly prohibited from giving anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business. In addition, you are strictly prohibited from giving domestic governmental officials business gratuities or gifts. You should be aware that the U.S. government can and has imposed criminal sanctions on individuals and entities that have improperly given gifts to U.S. government personnel, and the promise, offer or delivery to an official or employee of the U.S. government of a gift or other gratuity would not only violate our policies, but might also be a criminal offense. Please contact any of the officers listed on Schedule A after the signature line below if you believe improper gifts have been, are being, or will be made by any of our employees or directors.
Adopted by the Board of Directors July 9, 2003

Electro Rent Corporation
Code of Business Conduct and Ethics
4.	Fair Dealing. We seek to outperform our competition fairly and honestly, and we seek competitive advantages through superior performance, hard work, and intellectual skill. We believe that strong competition is a cornerstone of our economy, but we do not use unethical or illegal business practices to compete. We strive to deal fairly with our customers, suppliers, competitors, officers and employees.

5.	Public Company Reporting. As a public company, our filings with the SEC must be accurate and timely. Whether or not you are directly involved in that process, you have several responsibilities:
•	Depending upon your position, we may ask you to provide information to assure that our public reports are complete, fair and understandable. We expect you to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to our public disclosure requirements.

•	Our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation. Additionally, records should always be retained or destroyed consistent with our past record retention practices. In accordance with our policies, in the event of litigation or governmental investigation, please consult one of our officers on Schedule A immediately.

•	Our public reports should fairly and accurately reflect what is happening at our Company. If you believe they do not, you have a responsibility to bring your concerns to our attention.
Because of the importance of this issue, the Audit Committee of our Board of Directors has adopted a provision in its charter, which is binding on everyone at Electro Rent, that requires every employee of Electro Rent who has any concerns about the manner in which Electro Rent’s financial statements or public reports are prepared, the sufficiency of its internal financial controls, the honesty or competence of its financial management or independent auditors or any other matter within the purview of the Audit Committee to report the matter promptly to any member of the Audit Committee. The policy further states that “The Audit Committee will attempt to keep the name of the person reporting the potential issue confidential to the extent requested by that person and not inconsistent with the best interests of the Company. The Audit Committee will not tolerate retaliation against any person who reports potential issues to the Audit Committee in good faith.”

Accordingly, if you have concerns regarding any accounting or auditing matters, you may (but are not required to) consult with your supervisor or any of our executive officers if you are comfortable doing so. But, unless the issues are fully resolved to your satisfaction, or if you are not comfortable discussing the matter with our management, you are required to submit your concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of our Board of Directors. This is true even if your supervisor or anyone in management has directed you not to do so. You may direct your concerns to any member of the Audit Committee, our outside legal counsel, or to a special confidential emailbox at auditcom@electrorent.com. The telephone numbers of our outside legal counsel and the members of our Audit Committee are listed in our directory. If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.
Adopted by the Board of Directors July 9, 2003

Electro Rent Corporation
Code of Business Conduct and Ethics
6.	Conflicts Of Interest. We have a Conflict of Business Interest Policy to which you should carefully adhere. A “conflict of interest” exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with our interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for us objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with us, regardless of the source of those benefits. Similarly, you owe us a duty to advance our legitimate interests when the opportunity to do so arises. For example, it is a conflict of interest for you or a member of your immediate family to:
•	work simultaneously for one of our competitors, customers or suppliers, even as a consultant or board member;

•	receive any form of compensation (including loans or “gifts”) from any person with whom we are doing business;

•	own an interest in any supplier to us (other than an interest of less than 1% in a public company);

•	take personally business opportunities that properly belong to Electro Rent or are discovered through the use of our tangible or intangible property, our confidential information or your position with us;

•	use our tangible or intangible property, our confidential information or your position with us for personal gain; or

•	compete with us.
Many times, the best policy will be to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. However, if you think you might have a conflict of interest, you should promptly disclose that conflict to our Chief Financial Officer, regardless of how “natural” or “innocent” the conflict may seem. In that way, we can determine whether we believe that you can proceed despite any conflict, in which case you will receive a written authorization from either our CEO or our President. However, until you receive such a written approval from one of them, you may not proceed with any “conflict of interest.”

If you become aware of an unapproved conflict of interest on the part of anyone at Electro Rent, you must report it to our Chief Financial Officer or the Audit Committee of our Board of Directors.

7.	Reporting Any Illegal or Unethical Behavior. If you ever think that anyone connected with the Company may have taken or is about to take any illegal or unethical behavior, or otherwise violated this Code, you should promptly bring the matter to the attention of our Chief Financial Officer. If you do not believe that talking to our Chief Financial Officer is appropriate, or if it does not result in a response with which you are comfortable, then you should contact any of our executive officers or any member of the Audit Committee of our Board of Directors. You should not accept any direction by your supervisor which contradicts these policies. If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.

8.	Special Requirements for Officers and Directors. Any consent or waiver with respect to this Code which involves an Officer or Director of the Company must be approved by a majority of disinterested directors on our Board of Directors or its authorized Committee.
Adopted by the Board of Directors July 9, 2003

Electro Rent Corporation
Code of Business Conduct and Ethics
9.	No Retaliation. The Company will not tolerate retaliation of any kind against any person who in good faith reports to us potential issues relating to violations of law or this Code.
This Code is a binding and important legal document. Waivers permitted by this Code of Business Conduct and Ethics may only be granted by specifically authorized persons. Changes to this Code of Business Conduct and Ethics, and waivers which are not authorized by this Code of Business Conduct and Ethics, can only be made or granted by our Board of Directors or its authorized committee. Violating this Code of Business Conduct and Ethics could subject you to penalties from governmental agencies, as well as discipline from the Company, including dismissal.
I certify that I have carefully read Electro Rent Corporation’s Code of Business Conduct and Ethics and understand its terms and importance and will comply with it.

Signature	Date

Print Name

Address

If you are ever unsure about whether some action would be consistent with this Code of Business
Conduct and Ethics, you agree to ask us. Similarly, any time you encounter a situation and you are unsure what to do, you agree to tell us and ask for help.
Schedule A
Daniel Greenberg, Chairman and CEO
Steve Markheim, President
Craig R. Jones, VP and CFO
Meryl Evans, VP Administrative and Information Services/Corporate Secretary
Adopted by the Board of Directors July 9, 2003

4